Father Time, Inc.

7111 Hayvenhurst Ave

Van Nuys, CA 91406

July 1, 2020

Division of Corporate Finance

Office of Technology

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Father Time, Inc.
Amended Registration Statements on Form S-1/A1
Filed September 26, 2019
File No. 333-231875

Gentlemen

This is in response to the comment letter Dated June 29, 2020. We are filing an Amended Form S-1/A 2 in response to your comments. Please refer the amended filing.

In response to your comments please see the following:

Comment 1. We have added to the disclosure the financial terms that will be due under the licensing agreements.

Comment 2. We have added a disclosure in the related party footnote regarding the issue. We have also added a risk factor associated with this related party agreement.

Please refer to the amended S-1/A 2 that has been filed to see the changes.

Sincerely,

/s/ Trevor Doerksen

Trevor Doerksen

Chief Financial Officer